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                           [LETTERHEAD APPEARS HERE]

                                                                       Exhibit 8


                               November 3, 1998


To Our Stockholders:

         On behalf of the Board of Directors of Fluor Daniel GTI, Inc. (the "Company"), we are pleased to inform you that, on October 27, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with International Technology Corporation, a Delaware corporation doing business as The IT Group, Inc. ("Parent"), Tiger Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and Fluor Daniel, Inc., a California corporation, pursuant to which Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares (the "Shares") of the Company's Common Stock at $8.25 per Share. Under the terms of the Merger Agreement, the Offer will be followed by a merger of Purchaser with and into the Company (the "Merger") in which any Shares not tendered will be converted into the right to receive $8.25 per Share in cash, without interest.

         Your Board of Directors, upon the unanimous recommendation of a Special Committee of the Board of Directors consisting solely of the independent directors, has unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, and has approved the Offer and the Merger. The Board of Directors recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

         In arriving at this recommendation, the Special Committee and the full Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. These factors included, among other things, the terms and conditions of the Merger Agreement and the fairness opinion of BT Alex. Brown Incorporated ("BT Alex. Brown"), the Company's financial advisor, addressed to the Special Committee and the full Board of Directors, the text of which is more fully described in the attached Schedule 14D-9. Stockholders are urged to read the BT Alex. Brown opinion in its entirety.

         In addition to the attached Schedule 14D-9 relating to the Offer, we are enclosing the Offer to Purchase, dated November 3, 1998, of Purchaser and Parent, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                  On behalf of the Board of Directors,

                                  /s/ Ron Peterson

                                  Ronald G. Peterson
                                  Chairman of the Board

                                  /s/ Walter C. Barber

                                  Walter C. Barber
                                  President and CEO